
Austrian

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06011507


SEC MAIL PROCESSING
RECEIVED
MAR 0 7 2006
WASH, D.C. 213 SECTION

SUPPL

February 28, 2006

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

PROCESSED
MAR 0 9 2006
THOMSON
FINANCIAL

Dr. Prisca Havranek-Kosicek
Investor Relations Manager

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43 (0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna
FN 111000k
DVR: 0091740


Austrian

February 28, 2006

Ad-hoc Release

KEROSENE PRICE LEVEL AND WEAK DEMAND IN FIRST QUARTER PRODUCE SLUMP IN RESULT DESPITE RECORD TRAFFIC RESULT AND FOCUS EAST GROWTH

Financial Result of the Austrian Airlines Group for Financial Year 2005

Summing up the annual balance sheet, Austrian **Chief Executive Officer Vagn Soerensen** made the following statement: 'By incorporating new destinations into the route network and increasing our existing frequency volume, we have again been able to build strongly on our 'Focus East' specialisation in 2005. The main reasons for the slump in the result in 2005 were the high additional cost of kerosene, the weak demand for transfer traffic in the first quarter triggered by the doubling in the security charge, and continuing overcapacity in the European aviation industry. Due to our offensive marketing and sales measures and the huge effort made by employees throughout the Austrian Airlines Group, however, we maintained record load factors from May 2005 onwards, which produced a record traffic result of more than 10.1 million passengers carried for the year as a whole. The 'Turnaround in the Turnaround Programme', which was introduced in 2005 and includes numerous individual measures designed to improve our cost and revenue position, should produce a positive effect on the result amounting to around EUR 100m from 2007. We expect to be able to balance our result (EBIT adjusted) for 2006. Although this will undoubtedly be a challenge, it remains entirely feasible if we continue to dedicate all our energies to achieving this objective.'

Tense result situation

The EBIT adjusted of the Austrian Airlines Group worsened in the financial year 2005, declining from EUR 9.3m to EUR –52.0m. When adjusted to account for special items, overwhelmingly resulting from the sale of aircraft, the EBIT fell to EUR -100.0m (2004: EUR 74.4m).

At EUR –29.6m, the financial result of the Austrian Airlines Group remained essentially the same as the preceding year (2004: -26.0m). On this basis, the loss before tax was EUR –129.6m, remaining significantly below the profit for 2004 (EUR 48.4m). Overall, this resulted in a net loss for the year of EUR –129.1m (2004: EUR 43.9m). One of the key factors in the result trend being so sharply out of line with expectations was the continuing rise in the price of oil in 2005, which brought the Group total additional costs of almost EUR 144.5m. Another reason was the weakness of demand in the first quarter, which caused a significant fall in revenue.

Chief Financial Officer Thomas Kleibl made the following statement on the balance sheet of the Austrian Airlines Group: 'Despite the fact that performance remained below expectations, we were able to continue improving our balance sheet structure and reduce liabilities in 2005. Net debt fell from EUR 1,244.5m to EUR 1,053.1m. This means there has been a balance sheet reduction of 3.2% while we have increased operating revenue by 5.4 %.'

Revenue and operating revenue increased

Compared to the expansion in production of 5.7% (ASK), the Austrian Airlines Group was able to increase its flight revenue in 2005 at the disproportionately strong rate of 8.3% to reach a total of EUR 2,260.5m (2004: EUR 2,087.0m). Other revenue in 2005 was slightly down on the previous year at EUR 132.4m (2004: EUR 137.7m) due to lower income from aircraft leasing. When adjusted to account for the exchange rate gains reported the previous year, other revenue was slightly below the 2004 figure. On this basis, operating revenue increased overall by 5.4% to EUR 2,485.8m.

Disproportionately high increase in expenses

Similarly to the preceding financial year, the trend in the expenses of the Austrian Airlines Group in the report period was strongly influenced by the development of kerosene prices.

Another crucial factor was a rise in personnel costs caused by the expansion in staffing made in anticipation of higher demand. As a result of these factors, the operating expenses of the Group increased sharply in the financial year 2005, rising by 13.2% to EUR 2,585.8m. While expenses for materials and related services of the Austrian Airlines Group increased by 12.0% to EUR 1,546.2m in the report period, the rise in fuel expenditure – which rose by 46.6% to reach EUR 454.3m – was dramatically above the increase in production of 5.7%.

The background to this cost increase is the trend in the price of kerosene, which, against the expectations of most experts, continued to rise sharply in the report period compared to the figure for the preceding year. The average kerosene price rose from USD/t 398 in 2004 to USD/t 562 in 2005. Following a brief lull in the early months of the year, the price of kerosene began to inexorably rise once again in the second quarter of 2005, reaching a new record level of more than USD/t 700 in the third quarter. Towards the end of the year, the price stood at around USD/t 550, but remained exceptionally volatile.

The fuel hedging policy of the Austrian Airlines Group is based on comprehensive evaluation of all involved risks. The Group pursues a clear policy of risk minimisation, which does not allow for opportunistic speculation on short-term price fluctuations. As the consistent application of the hedging instruments available on the market requires a significantly stronger capital structure, however, it was not commercially possible for the Austrian Airlines Group to hedge against the risk of price change in the financial year 2005. For this reason, the Austrian Airlines Group did not employ any hedging measures.

In an effort to partially compensate for the additional expenditure on kerosene, the Austrian Airlines Group – in common with the majority of its competitor airlines – introduced fuel surcharges in stages from May 2004, which are reported as additional revenue in the flight revenue position. However, these surcharges could only cover a part of the additional costs.

Personnel expenses of the Austrian Airlines Group increased by 7.6% to reach EUR 502.1m in the report period. This rise is primarily the result of an increase in staff in the areas of Flight Operations and Ground Services, which was made on the basis of the production growth originally planned for 2005 and could only be partially readjusted at short notice following the revision of growth assumptions. While staffing levels at the Austrian Airlines Group rose overall, personnel costs per employee actually fell by 2.7% in the report period.

Net cash flows from operating activities increase significantly

At EUR 259.8m, net cash flows from operating activities at the Austrian Airlines Group were 23.5% up on the preceding year. This was primarily due to improvements in working capital.

Despite its clear strategy of expansion, the Austrian Airlines Group continues to pursue a restrictive investment programme. With the exception of five used Fokker 100 already acquired in 2004 at cost-effective prices, the only aircraft to be newly incorporated into the fleet in 2005 were those for which delivery dates had already been fixed on the basis of existing orders. In concrete terms, these were three Airbus A319, two Dash 8-400Q and two Boeing B737-800.

As a result, payments (investments) resulting from the acquisition of tangible and intangible assets increased by 9.5% in the financial year 2005 to EUR 293.4m (2004: EUR 267.9m). Due to the sale of real estate of the Austrian Airlines Group at Vienna Airport as part of a sale-and-lease-back transaction in December 2005, net cash flows from investing activities improved to reach EUR -81.2m (2004: EUR -190.6m). Net cash flows from financing activities reached EUR -125.8m (2004: EUR -140.5m).

Unit costs rise slightly

Due to the increases in fuel and personnel costs and the increase in security charges at the beginning of 2005, the Austrian Airlines Group was unable to continue reducing its unit costs in the financial year 2005, which had previously been declining consistently since 2001. Against this background, unit costs (total adjusted operating expenses in relation to ASK) increased by 3.5% to 8.18 ct/ASK (2004: 7.90 ct/ASK). Employee productivity (measured in ATK per employee) also fell somewhat due to the revision of growth expectations that became necessary and the resulting personnel surplus. The Group succeeded in lowering these reductions in productivity by successively increasing production in summer 2005, however.

Strong growth in traffic and market share gains

Commenting on the company's current market performance, **Chief Commercial Officer Dr. Josef E. Burger** said the following: 'Our market strategy aims to harness the dynamism and energy of booming national economies. We already maintain a strong presence in eight of the ten fastest-growing aviation markets worldwide. The further expansion of our Eastern Europe product in our summer 2006 schedule means that we now offer 44 destinations with a total of 564 connecting flights a week into this economic region. Our current market profile puts us in No. 1 position in terms of destinations in Eastern Europe, No. 3 in flight frequencies to and from the Middle East, and No. 4 when measured by European market share to and from Asia/Australia.'

After suffering the effects of weak demand in the first quarter, the Group turned a difficult situation to report continuous increases in both its traffic volume and load factor on **scheduled** services from May 2005 onwards. Overall, the Group increased available seat kilometers by 5.5% in the report period, while demand (revenue passenger kilometers) rose at the disproportionately high rate of 7.9%. As a result, the load factor increased by 1.7 percentage points to reach 73.8% for the year as a whole. Passenger volume grew by 6.3% to 8,316,128.

The Austrian Airlines Group significantly increased its route network departing from the Vienna hub in the report period, and continued to grow transfer traffic in particular. At around 60%, the number of transfer passengers in the scheduled segment rose significantly more strongly than the figure for local passengers.

In an effort to realise sales and network synergies, the Austrian Airlines Group integrated responsibility for the management of its long-haul charter traffic (with the exception of the Caribbean) into the scheduled segment at the beginning of the winter schedule 2005/06. This change in classification produced shifts in production from the charter to the scheduled segment. The Austrian Airlines Group increased total revenue from the scheduled segment by 7.9% in 2005.

In the **charter** segment, the holiday flight activities of the Austrian Airlines Group are marketed to the public under the Lauda Air brand. Just as in the scheduled segment, the aircraft capacities of all the Production Companies of the Austrian Airlines Group are used in the charter segment. Against a background of generally rising demand, the Austrian Airlines Group expanded its charter availability slightly in the report period. Overall, the Group operated around 370 different routes in the charter segment in the past year, with available seat kilometer volume rising by 6.9% to 5,282m. The Group was able to market this increased production extremely effectively, with the number of passengers carried on charter services increasing by 14.1% to 1,803,645.

Due to the strong overall demand in the report period, revenue in the charter segment rose by 11.3% to EUR 262.1m in the report period. The most important destinations were Greece, Spain, Turkey, Egypt and Portugal. In the winter of 2004/05, the focus tended to be on destinations such as the Canary Islands, Egypt, the Maldives and the Caribbean. The Austrian Airlines Group's

strongest growth rates in the charter segment in 2005 were to Greece in medium-haul. In line with the Austrian Airlines Group's policy of active adjustment of production to match demand from the market, operating revenue in the charter segment rose to EUR 274.9m, 10.1% higher than the previous year. The EBIT in this segment fell from 6.5m to -15.0m, while Group debt was unchanged.

Viewed by **geographical segment**, the Austrian Airlines Group continued to work within the framework of its Focus East strategy in the report period, expanding its range of connecting flights into Central and Eastern Europe and the Middle East. New destinations incorporated into the route network in 2005 included Varna, Ohrid and Sibiu, while the Group also increased the frequency of its flights to existing destinations such as Timisoara, Minsk, Cracow, Kiev, Moscow, Bucharest, Tirana, Kosice, Podgorica, as well as Yerevan and Baku.

To enable it to participate in the dynamic growth trend in the Middle East as well as in Eastern Europe, the Austrian Airlines Group also expanded into this region more strongly in the financial year 2005, building on its traditionally strong market position there. The Group integrated the new destination of Amman into its route network, while increasing the frequency of existing services to Tel Aviv, Dubai and Larnaca. Overall flight availability (ASK) into the Middle East rose by 27.1%.

Dynamic progress in fleet harmonisation

Within the framework of its strategic fleet adjustment, the Austrian Airlines Group succeeded in reducing the composition of its fleet from twelve families with 22 different aircraft types to eight families with 15 types between 2001 and 2005. This reduction in the range of types was achieved through targeted conversion of existing orders, selective sales of aircraft with a limited connection to the rest of the fleet and the long-term lease-out of sections of the fleet that were no longer required. In the short- and medium-haul aircraft segment, the fleet harmonisation process was essentially completed in 2005. The September 2005 sale of two MD-83 saw the Austrian Airlines Group remove the last of its MD-80 fleet from service. This aircraft type had been used by the Group between 1980 and June 2005.

The Austrian Airlines Group took another important step towards harmonising its long-haul fleet in 2005 with its sale of its two jets of the type A340-200. Neither aircraft was well suited to the existing A340 fleet of the Group due to their low seating capacity and limited cost-effectiveness. Both aircraft are to be transferred to their new owners in 2006 following sales modification work. To offset this sale, a Boeing B777-200ER was ordered in September 2005, which is due to be delivered at the end of 2006 and incorporated into the existing B777 fleet. Due to the greater revenue potential and significantly lower seating costs of the new aircraft, a marked improvement in production costs is expected on long-haul flights.

Summary of Annual Result 2005

Important note: due to a change made in accordance with IAS 16, the application of which was made compulsory in balance sheet reporting in 2005, the financial indicators for 2004 have had to be adjusted retrospectively. The new regulation requires that a component approach now be used in the evaluation and depreciation of aircraft, and that essential aircraft overhauls be capitalised. Until now, aircraft have been capitalised as a uniform asset and depreciated, with provision being made for essential overhauls in the balance sheet through the creation of provisions until the time of the next maintenance.

Key figures		2005	2004 [1] adjusted	+/-	+/- %
Revenue	EURm	2,392.9	2,224.7	168.2	7.6
Operating revenue[2]	EURm	2,485.8	2,357.9	127.9	5.4
Operating expenses	EURm	-2,585.8	-2,283.5	-302.3	-13.2
EBITDAR	EURm	303.5	404.1	-100.6	-24.9
EBITDAR adjusted [3]	EURm	319.4	386.7	-67.3	-17.4
EBIT [4]	EURm	-100.0	74.4	-174.4	-
EBIT adjusted [4] [5]	EURm	-52.0	9.3	-61.3	-
Financial result	EURm	-29.6	-26.0	-3.6	-13.8
Profit/loss before tax	EURm	-129.6	48.4	-178.0	-
Profit/loss before tax adjusted [5]	EURm	-94.9	-22.1	-72.8	-
Profit/loss from business divisions carried forward	EURm	-131.3	43.9	-175.2	-
Profit/loss from business divisions carried forward adjusted [6]	EURm	-96.6	-26.6	-70.0	-
Net profit/loss for the year	EURm	-129.1	43.9	-173.0	-
Net cash flows from operating activities	EURm	259.8	210.4	49.4	23.5
Net gearing	%	186.2	181.3	-	-
Equity ratio	%	17.7	20.8	-	-
Total passengers carried	Passengers	10,119,773	9,404,947	714,826	7.6
Passenger load factor (scheduled services)	%	73.8	72.1	1.7 P	-
Air freight	Tons	160,992	149,694	11,298	7.5

Footnotes - Legend of Table:

1 The adjustments made to the annual figures for 2004 are shown in detail on pp. 68-69 of the Annual Report. The figures for 2004 have also been adjusted to account for the new system of classification used in the report period.

2 Operating revenue: the sum of revenue, changes in inventories, profit/loss from disposal of assets and other revenue.

3 Adjusted to account for profit/loss on the disposal of assets, other costs of the transfer of aircraft and foreign currency valuations at the reporting date.

4 Before incorporation of associated companies.

5 Adjusted to account for profit/loss on the disposal of assets, other costs of the transfer of aircraft, foreign currency valuations at the reporting date and recovery/impairment of the value of aircraft.

6 Adjusted to account for profit/loss on the disposal of assets, other costs of the transfer of aircraft, foreign currency valuations at the reporting date, recovery/impairment of the value of aircraft and the effect of changes in the rate of corporation tax in 2004.

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3311, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@aua.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications- AUSTRIAN AIRLINES GROUP: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com / mailto:livia.dandrea-boehm@aua.com / mailto:patricia.strampfer@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

ad-06-05e (Ergebnis 2005).doc